Exhibit 3.3

DEAN HELLER	Entity #
Secretary of State	C16227-1997
204 North Carson Street, Suite 1	Document Number:
Carson City, Nevada 88701-4288	20060634007-48
(775) 684 5708
Website: secretaryofstate.biz	Date Filed:
10/3/2006 8:04:58 AM
In the office of
Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)	/s/ Dean Heller
Dean Heller
Secretary of State

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After issuance of Stock)

1. Name of corporation:

Axonyx Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Article I - name change to “TorreyPines Therapeutics, Inc.” (as further described on the attachment hereto).

Article V - reverse stock split (as further described on the attachment hereto).

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is: 90% and 54%, respectively

4. Effective date of filing (optional):
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required):	/s/ Colin neill, CFO & Secretary

* If any proposed amendment would altar or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

Attachment

to

Certificate of Amendment of Articles of Incorporation

of

Axonyx Inc.

Article I of the Corporation’s Restated Articles of Incorporation is hereby amended in its entirety to read as follows:

“The name of the corporation shall be TorreyPines Therapeutics, Inc.”

Article V of the Corporation’s Restated Articles of Incorporation is hereby amended by adding the following three paragraphs at the end of such Article V:

“Effective upon the date of the filing of the Certificate of Amendment that adds this paragraph to this Article V (the time of such filing, the “Effective Time”), all issued and outstanding shares of Common Stock (“Existing Common Stock”) shall be and hereby are automatically combined and reclassified as follows:  (i) each eight (8) shares of Existing Common Stock shall be combined and reclassified as one (1) share of issued and outstanding Common Stock (“New Common Stock”), provided that no fractional shares of New Common Stock shall be issued, and in lieu of a fractional share of New Common Stock to which any holder is entitled, such holder shall receive a cash payment in an amount to be determined by multiplying the fractional share by the fair market value of a share of New Common Stock at the Effective Time.

The Corporation shall provide certificates representing shares of New Common Stock to holders of Existing Common Stock in exchange for certificates representing shares of Existing Common Stock. From and after the Effective Time, certificates representing shares of Existing Common Stock are hereby cancelled and shall represent only the right of the holders thereof to receive shares of New Common Stock.

From and after the Effective Time, the term “New Common Stock” as used in this Article V shall mean Common Stock as provided in this Certificate of Incorporation. The par value of the New Common Stock shall be $0.001 per share.”